
LEAP

SIMPLY LEAP™

[LEAP 2001 ANNUAL REPORT]



We believe that integrating wireless communications into everyday life must be comfortable and have mass-market appeal. To make it simple for people to talk, move and know — from one end of main street America to the other. To make wireless so easy-to-understand that in less than ten minutes you can buy it and call anyone in town. And do this with a cost-focused business model that has created **a new category** of personal phone service for the mass consumer market. We call it "Mobile Hometown Phone Service." And it is meeting the needs of a growing number of Americans in these hometowns where they live, work and play. It's what makes Leap a very different kind of wireless company.





Today, Leap is attracting thousands of new customers a day in 40 markets stretching from New York to California. With Cricket,® our unlimited local wireless service, we've combined many of the best characteristics of residential landline with the benefits and freedom of wireless technology. From the beginning, we've been carving a new path. We started by asking what the consumer wants. Then, with an intense focus



on cost and efficiency, we created a powerful business model to target an underserved market segment with simple, affordable wireless service designed to meet customers' needs. We are expanding the wireless market significantly. Most of our customers are completely new to wireless or have been out of the category for a significant amount of time.


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Park
607
CIGARS
FREE & FAST DELIVERY
TOW AWAY
NO STOPPING
ANY TIME

We've executed our plan with great dedication and success. In 2001, our customer base grew five-fold to more than 1.1 million, making Leap the **tenth largest U.S. wireless carrier** based on customers. In the fourth quarter, 395,000 people chose Cricket service to change the way they communicate. People across the country continue selecting our personal wireless service to simplify the very individualized tasks of everyday life. Where talking, moving and knowing are performed simultaneously, spontaneously and endlessly. It's people on the move.


334
TALK
JADE TREE

We make it simple to talk. . .

NO MATTER how long it takes to say what you have to say

NO MATTER when you want to say it

We make talking affordable. With one low monthly price that lets our customers make unlimited calls within their local service area. And incoming calls from anywhere in the world are always free. Just like their landline service – at home or at work, in the car, in the mall or at the park. **Simplicity in action.** Cricket customers pay for their monthly service, features and long distance minutes in advance. Popular features like voicemail, caller identification and call waiting – just like customers have on their home phone – can be added for a small additional monthly fee. There's no annual contract. Bottom line: Cricket is simple, easy to use and predictable, with a no-surprise bill every month. It's "comfortable wireless®" for the mass market.





Cricket service is a landline replacement with the freedom of mobility. A wireless service that comes with a one-page bill no matter how long you talk. Cricket service is more than an extension of the home. With Cricket service, the phone number relates to a person, not to a place. Wireless penetration is expected to



grow from about 45% at the end of 2001 to 65-70% by mid-decade. We expect wireless penetration per household to exceed 100% in the coming years. With Cricket service, we are ready to capture customers in the growth segments of the wireless industry.


Fordham Drug Store
MOVE

We make it simple to talk and move. . .

BECAUSE we live our lives all over the city

BECAUSE we want to stay in touch on the go

New thinking. New wireless. Cricket service offers a new choice in mobile communications for people on the move. So a whole new group of customers can join the wireless revolution at an affordable, predictable price. At the same time, we think our innovative business model is moving the wireless marketplace in a new direction. We have delivered one of the highest penetration rates and lowest cost structures in the industry. With our Cricket service, we have achieved strong customer growth while maintaining our focus on meeting operational metrics. On average, our markets have reached between six and seven percent penetration in the first year of operation — as much as five times faster than a typical wireless carrier.





We evaluate every aspect of our business, from advertising to customer service for two things: first, to see how it contributes to the overall customer experience; and, second, to make sure it meets our goals of low cost leadership. We expect each individual market to turn EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) positive at the market level in the first 12 to 15 months of operation. All at


AR-BOY'S WEAR
BLUMENTHAL'S
Pay Less Here

a Cost Per Gross Addition (CPGA) of approximately $241 in 2001 — one of the most cost-effective metrics in the wireless marketplace. We expect to continue to grow our business while driving toward turning EBITDA positive on a consolidated basis. Our business continues to move at the speed of Leap.


KNOW

so smart decisions can be made

so new options and opportunities are available

simple to talk, move and know. . .


AR-BOY'S WEAR
s Pay Less Here
BLUMENTHAL'S
'ORK CLOTH
LUMENTH

a Cost Per Gross Addition (CPGA) of approximately $241 in 2001 – one of the most cost-effective metrics in the wireless marketplace. We expect to continue to grow our business while driving toward turning EBITDA positive on a consolidated basis. Our business continues to move at the speed of Leap.


KNOW

We make it simple to talk, move and know. . .

so smart decisions can be made

so new options and opportunities are available

Cricket customers don't need to spend a lot of time studying our offer. Because they know from the beginning that unlimited calling anywhere in their local service area is a value on which they can depend. In 2002, we know our success depends on continuing to manage costs as we continue to grow our business. We think we have the right product, at the right time with the right focus on cost. Cricket service appeals to a broad consumer market. But to deepen our penetration, we are focused on the **key growth segments** for the wireless industry – youth, young families, local businesses, and the diverse and growing Hispanic community. We believe these are among the fastest growing segments in the wireless marketplace today.





We expect to implement cost-effective, integrated marketing programs that speak to our key segments. We think our customer-focused approach will deliver strong subscriber growth. We also expect to further enhance Cricket service with products and features that build on its success. We plan to continue our focus



on making our Cricket service fulfill the promise of the 1996 Telecom Act by increasing its competitive position relative to traditional landline service. We believe we will change people's view of local telephony to one that includes mobility throughout their hometown.

SIMPLY LEAP

Simplifying the way our customers talk, move and know.

Over **1.1 million** Cricket customers, as of December 31, 2001 • **40** Cricket markets • **395,000** new Cricket customers in the fourth quarter of 2001 • **10th** largest U.S. wireless carrier, based on total customers, as of December 31, 2001 • **61%** of our customers say Cricket is their primary phone, compared to **18%** of wireless customers, in general • Cricket customers talk an average of **1,150 minutes** a month, comparable to landline usage and nearly **3 times** the wireless industry average • **$241** cost to add a new customer, one of the lowest in the industry for 2001



Harvey P. White*
Chairman, CEO
and Interim CFO

"Leap's future is built on the simple premise that people can


NEW YORK
Italian
ROAD
CONSTRUC
AHEAD

Daniel O. Pegg*
Senior Vice President,
Public Affairs

Leonard C. Stephens*
Senior Vice President,
Human Resources

James E. Hoffmann*
Senior Vice President,
General Counsel
and Secretary

*EXECUTIVE OFFICER

talk as long as they want without it costing them a dime more."

Harvey P. White
Chairman, CEO and Interim CFO
LEAP



$Free.

"Leap's management believes in simplicity, innovation and cost leadership. I expect our executive team to continue to execute on its commitments and deliver operational excellence as we focus on optimizing our business performance in 2002. My colleagues and I are proud of what Leap has accomplished during 2001.


Stewart D. Hutcheson*
Senior Vice President,
Chief Strategy Officer
Susan G. Swenson*
President and COO
David B. Davis
Senior Vice President,
Operations
*EXECUTIVE OFFICER

We crossed the one-million customer threshold and soon afterwards reached 40 markets in 20 states. We saw Cricket emerge as a real landline alternative. In 2002, we will continue building on the idea that wireless communication is part of the American dream – creating a new sense of freedom and bringing a new level of



Richard A. Meston
Regional Vice President,
Western Region

Glenn T. Umetsu*
Senior Vice President,
Engineering Operations
and Launch Deployment

Nitu Arora
Regional Vice President,
Midwest Region

Miles R. Johnson
Regional Vice President,
Southeast Region

*EXECUTIVE OFFICER

control, efficiency and productivity into everyday lives. We listen to our customers. It's our hands-on way to find out what consumers like, don't like and what's missing. Learning what's missing tells us what new products we need to develop and what new market segments we need to address, so we can give our customers



Steven D. Reifschneider
Regional Vice President,
Southwest Region

Mark C. Kelley
Vice President,
Chief Technical Officer

Manford Leonard
Vice President, Finance
and Controller

Stephen M. Lochmueller
Regional Vice President,
Great Lakes Region

even more simplicity, more value and more choices. All 1,750 Leap employees are dedicated to integrating mobile communications into people's lifestyles. Our world revolves around main street – that metaphorical boulevard that runs through the lives and living rooms of every Cricket customer."

Susan G. Swenson
President and COO
LEAP

Charting Our Growth*


39 markets[1]
50 –
40 –
30 –
20 –
10 –
0 –
2 markets
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
MARKETS
[2000] [2001]

[1] 40 markets as of 2/7/02


24.3m covered POPs[2]
25m –
20m –
15m –
10m –
5m –
0 –
1.3m covered POPs
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
COVERED POPs
[2000] [2001]

[2] 25.2m POPs as of 2/7/02


1.1m customers
1.2m –
1m –
800k –
600k –
400k –
200k –
0 –
43,100 customers
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
CUSTOMER GROWTH
[2000] [2001]


$103.9m revenue
$120m –
100m –
80m –
60m –
40m –
20m –
0 –
$4.2m
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
REVENUE
[2000] [2001]

*The results of the first and second quarters of 2000 assume that the Company had purchased substantially all the assets of Chase Telecommunications Holdings, Inc. on January 1, 2000 and had sold its interest in Smartcom S.A. on December 31, 1999.

Chairman's Letter

There are a couple billion people who think 2001 was the Year of the Snake. I happen to think it was the Year of the Cricket. Unfortunately, a number of people in the United States thought it was neither. They thought only that it was the year of economic turmoil, especially in the telecommunications industry.

What puzzles me most about this is that some of those folks have not yet realized that all telecommunications companies are not the same and that, for example, Competitive Local Exchange Carriers (CLECs) are not PCS/Cellular companies. Unfortunately even more of them have yet to understand that Leap is also not a PCS/Cellular company. I may be branded an unbridled optimist, but I believe it is possible they will finally understand that difference in 2002 — at least I hope so.

If I were not an optimist, I would find it hard to deal with our stock performance in light of the results of our subscriber growth in 2001. Unlike the PCS/Cellular companies, our customers grew over 500 percent, as we predicted. And yet, because many PCS/Cellular companies did not meet their expectations, our stock dropped dramatically along with theirs. It is really not surprising to me that PCS/Cellular growth is slowing — it is a maturing market with many competitors. It is also not surprising to me that Leap continues to grow dramatically. We are a dominant player in a new, growing market segment. Our Cricket Comfortable Wireless™ service offers all people the ability to combine the convenience, predictability and value of wireline with the full mobility of wireless in the area that is most important to our customers — their hometown — their hometown where they live, work and play. Further, they get Cricket service without zone charges or surprises in their monthly bill.

I often look at other entrepreneurs who changed the way of life for Americans of all walks of life to see what we can learn from their success. Though there are many examples, the ones I think of often have not only changed a way of life but also the quality of life for people around the country by giving them freedom of choice and options that were not available before. Among them are Henry Ford, who opened up ground travel when others said it couldn't be done, and Herb Kelleher, who changed air travel some 75 years later, and Sam Walton, who saw that many Americans were deprived of quality products at affordable prices because of where they lived — and despite the naysayers Wal-Mart is now the world's largest retailer.

So, what do we learn from Ford, Kelleher, Walton and others? Several things, I believe. All were willing to challenge the "accepted norms." All were very focused on meeting a consumer need that others said was being met — when in fact it was not. All were dedicated to tight cost control aimed at delivering the value proposition they envisioned. All were told by their competitors and the smart money people that it couldn't be done. All succeeded because they turned the American dream into reality by delivering on the promise of a better quality of life through innovation. They provided value products and services that met the real needs and desires of their customers. They saw that Americans want and value mobility, and that they value the freedom to choose when and where they spend their money and their waking hours. And like us, they also knew that people want to be treated as valued customers and that companies that provide them honest, simple and useful products are successful.

I believe that 2001 gives us the right to claim that we at Leap are changing the world in a way similar to these industry leaders. We have changed the way people live their lives in 40 markets across the nation. We challenged the norm that only landline carriers could give ubiquitous, quality service throughout the local calling area at a fixed price. We challenged the norm that only the "chosen" who travel extensively outside the area want mobile phones. Our growth proves we were and are right to challenge these "norms."

Just like the others I discussed, we were told it couldn't be done. However, six to seven percent of the people covered by our network have joined our Cricket Comfortable Wireless service in the first year it was available. Obviously, we meet a need that others felt did not exist.

Also, very importantly, like the other entrepreneurs we defined the cost model of this new service to be very efficient, very simple to use and capable of delivering the value promised. It is a different model than that of other services offered in the market by either landline or PCS/Cellular carriers. It delivers minutes at a price generally comparable to landline, but includes the cost of mobility. It delivers minutes at a cost substantially less than PCS/Cellular carriers because of its simplicity.

I would like to close my letter to you by covering three points I think are critical to Leap, its employees, vendors, stockholders and other financial stakeholders.

First — We had a great 2001, and we don't expect to slack off in 2002. We plan to grow our 40 Cricket markets and to bring them to EBITDA positive while concentrating on further efficiency and customer satisfaction. The uncertainties of future spectrum license availability make us even more committed to executing on our current 40 market plan.

Second — While we are dedicated to the further growth and efficient operation of our existing 40 markets, we believe that companies must strive to continue to grow their products and services. To do less — i.e. to rest on one's laurels — is, I believe, a sure recipe to be overtaken by our competitors. We feel we owe it to ourselves and our stockholders to continue to innovate, and we hope to bring some of the results of these efforts to our existing and new customers this year.

Third — We have been very successful in our first three years. From no markets in operation or customers to 40 markets and over 1.1 million subscribers; to being the 10th largest wireless carrier in the United States; to having raised over $3 billion in debt and equity from public and commercial markets — and much more. We could only do this because of the excellence of our people, the faith of our investors, the confidence of our customers, and the support of our vendors. I can't begin to thank all of you enough.

We pledge to you to do our utmost to earn your continued support and to maximize your return for that support.

Harvey P. White
Chairman, CEO and Interim CFO
LEAP

Board of Directors

HARVEY P. WHITE, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND INTERIM CFO, directed the spin-off of Leap into an independent, public company in September 1998. A co-founder and former president of Qualcomm Inc., he has been a leader in three successful start-ups in the communications industry over the past 23 years.

THOMAS J. BERNARD, VICE CHAIRMAN, served as President, International Business Division of Leap before retiring in December 2000. He also served as a Senior Vice President of Qualcomm Inc. and General Manager of the Infrastructure Product Division from April 1996 through June 1998.

SUSAN G. SWENSON, PRESIDENT AND CHIEF OPERATING OFFICER, served as president and chief executive officer of Cellular One (now AT&T Wireless), the joint venture between Vodaphone AirTouch and AT&T Wireless in San Francisco, for five years. Prior to joining Cellular One, Ms. Swenson held executive operating positions at Pacific Bell and PacTel Cellular.

JILL ELIKANN BARAD, DIRECTOR, was chairman of the board and chief executive officer of Mattel, Inc., where she led the Fortune 500 company with annual revenues approaching $6 billion. Ms. Barad was one of only four women at the helm of a Fortune 500 company.

ANTHONY R. CHASE, DIRECTOR, is chairman and chief executive officer of Chasecom, Chase Telecommunications Holdings, Inc., Chase Radio Partners, Inc. and Faith Broadcasting. He is also chairman and co-founder, together with SBC Communications, Inc., of The Telecom Opportunity Institute, a non-profit corporation.












ROBERT C. DYNES, DIRECTOR, is currently Chancellor for the University of California at San Diego (UCSD) and has held numerous research science positions at Bell Labs.

SCOT B. JARVIS, DIRECTOR, is a co-founder and managing member of Cedar Grove Partners, LLC, and Cedar Grove Investments, private investment firms specializing in telecommunications companies.

THOMAS A. PAGE, DIRECTOR, is director emeritus and the former chairman of the board of Enova Corporation and San Diego Gas & Electric Company (SDG&E). Mr. Page also previously served as SDG&E's president and chief executive officer. Enova and SDG&E are now part of Sempra Energy Corporation, the largest customer-based utility in North America.

MICHAEL B. TARGOFF, DIRECTOR, is founder of Michael B. Targoff & Co., which seeks active or controlling investments in telecommunications and related industry early stage companies. He is chief executive officer and 49% shareholder of ProntoCast, LLC, a company formed to acquire, launch and operate a Mexican telecommunications satellite.

JEFFREY P. WILLIAMS, DIRECTOR, is a principal officer of Jeffrey Williams & Co., an advisory firm servicing corporate clients on strategic financial matters. He was previously a managing director at Greenhill & Co., LLC, an investment banking firm.

Report of Independent Accountants

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Leap Wireless International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and stockholders' equity for the years ended December 31, 2001 and 2000, for the period from September 1, 1999 to December 31, 1999 and for the year ended August 31, 1999 appearing in the Company's 2001 Annual Report on Form 10-K and its Proxy Statement for the 2002 Annual Meeting of the Stockholders (which statements are not presented herein); and in our report dated February 27, 2002, except for Note 15 of the consolidated financial statements, as to which the date is March 27, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

San Diego, California
February 27, 2002, except for Note 15
of the consolidated financial statements,
as to which the date is March 27, 2002

LEAP WIRELESS INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE DATA)	DECEMBER 31, 2001	2000
Assets		
Cash and cash equivalents	$ 242,979	$ 338,878
Short-term investments	81,105	199,106
Restricted short-term investments	27,628	28,129
Inventories	45,338	9,032
Notes receivable, net	33,284	138,907
Other current assets	22,044	12,746
Total current assets	452,378	726,798
Property and equipment, net	1,112,284	430,193
Wireless licenses, net	718,222	265,635
Goodwill and other intangible assets, net	43,613	30,297
Restricted investments	13,127	37,342
Deposits for wireless licenses	85,000	91,772
Other assets	26,271	65,370
Total assets	$2,450,895	$1,647,407
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 147,695	$ 58,735
Current portion of long-term debt	26,049	—
Other current liabilities	55,843	65,690
Total current liabilities	229,587	124,425
Long-term debt	1,676,845	897,878
Other long-term liabilities	186,023	41,846
Total liabilities	2,092,455	1,064,149
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares; $.0001 par value, no shares issued and outstanding	—	—
Common stock — authorized 300,000,000 shares; $.0001 par value, 36,979,664 and 28,348,694 shares issued and outstanding at December 31, 2001 and 2000, respectively	4	3
Additional paid-in capital	1,148,337	893,401
Unearned stock-based compensation	(5,138)	(10,019)
Accumulated deficit	(786,195)	(302,898)
Accumulated other comprehensive income	1,432	2,771
Total stockholders' equity	358,440	583,258
Total liabilities and stockholders' equity	$2,450,895	$1,647,407

The condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2001 Annual Report on Form 10-K or in its Proxy Statement for the 2002 Annual Meeting of the Stockholders.

LEAP WIRELESS INTERNATIONAL, INC.

Condensed Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2001	2000	PERIOD FROM SEPTEMBER 1, 1999 TO DECEMBER 31, 1999	YEAR ENDED AUGUST 31, 1999
Revenues:				
Service revenues	$ 215,917	$ 40,599	$ 6,733	$ 3,619
Equipment revenues	39,247	9,718	39	288
Total revenues	255,164	50,317	6,772	3,907
Operating expenses:				
Cost of service	(94,510)	(20,821)	(2,409)	(1,355)
Cost of equipment	(202,355)	(54,883)	(7,760)	(2,455)
Selling and marketing	(115,222)	(31,709)	(4,293)	(1,197)
General and administrative	(152,051)	(85,640)	(15,051)	(27,548)
Depreciation and amortization	(119,177)	(24,563)	(6,926)	(5,824)
Total operating expenses	(683,315)	(217,616)	(36,439)	(38,379)
Gains on sale of wireless licenses	143,633	–	–	–
Operating loss	(284,518)	(167,299)	(29,667)	(34,472)
Equity in net loss of investments in and loans receivable from unconsolidated wireless operating companies	(54,000)	(78,624)	(23,077)	(127,542)
Interest income	26,424	48,477	764	2,505
Interest expense	(178,067)	(112,358)	(12,283)	(10,356)
Foreign currency transaction gains (losses), net	(1,257)	13,966	(8,247)	(7,211)
Gain on sale of wholly-owned subsidiaries	–	313,432	–	9,097
Gain on issuance of stock by unconsolidated wireless operating company	–	32,602	–	3,609
Other income (expense), net	8,443	1,913	(3,336)	(243)
Income (loss) before income taxes and extraordinary items	(482,975)	52,109	(75,846)	(164,613)
Income taxes	(322)	(47,540)	–	–
Income (loss) before extraordinary items	(483,297)	4,569	(75,846)	(164,613)
Extraordinary loss on early extinguishment of debt	–	(4,737)	–	–
Net loss	$(483,297)	$ (168)	$ (75,846)	$(164,613)
Basic net income (loss) per common share:				
Income (loss) before extraordinary items	$ (14.27)	$ 0.18	$ (4.01)	$ (9.19)
Extraordinary loss	–	(0.19)	–	–
Net loss	$ (14.27)	$ (0.01)	$ (4.01)	$ (9.19)
Diluted net income (loss) per common share:				
Income (loss) before extraordinary items	$ (14.27)	$ 0.14	$ (4.01)	$ (9.19)
Extraordinary loss	–	(0.15)	–	–
Net loss	$ (14.27)	$ (0.01)	$ (4.01)	$ (9.19)
Shares used in per share calculations:				
Basic	33,861	25,398	18,928	17,910
Diluted	33,861	32,543	18,928	17,910

The condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2001 Annual Report on Form 10-K or in its Proxy Statement for the 2002 Annual Meeting of the Stockholders.

LEAP WIRELESS INTERNATIONAL, INC.

Condensed Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2001	YEAR ENDED DECEMBER 31, 2000	PERIOD FROM SEPTEMBER 1, 1999 TO DECEMBER 31, 1999	YEAR ENDED AUGUST 31, 1999
Operating activities:				
Net cash used in operating activities	$(310,414)	$(81,377)	$(31,570)	$(34,105)
Investing activities:				
Purchase of property and equipment	(214,313)	(72,245)	(4,568)	(3,935)
Investments in and loans to unconsolidated wireless operating companies	(20,542)	(18,533)	(2,744)	(124,471)
Acquisitions, net of cash acquired	(2,900)	(5,802)	–	(26,942)
Purchase of and deposits for wireless licenses	(243,039)	(179,153)	–	(19,009)
Net proceeds from the sale of wireless licenses	142,173	–	–	–
Net proceeds from disposal of subsidiaries	–	214,455	–	16,024
Sale and repayment of note receivable	108,138	–	–	–
Purchase of investments	(198,744)	(332,987)	–	–
Sale and maturity of investments	320,437	128,540	–	–
Restricted investments, net	26,799	(44,921)	(20,500)	–
Other	(3,468)	–	–	–
Net cash used in investing activities	(85,459)	(310,646)	(27,812)	(158,333)
Financing activities:				
Proceeds from issuance of senior and senior discount notes	–	550,102	–	–
Proceeds from loans payable to banks and long-term debt	217,064	59,324	61,650	135,304
Repayment of loans payable to banks and long-term debt	(88,350)	(248,204)	–	(17,500)
Issuance of common stock, net	171,260	341,949	1,721	3,404
Payment of debt financing costs	–	(15,222)	–	–
Former parent company's investment	–	–	–	95,268
Book overdraft	–	13,386	–	–
Net cash provided by financing activities	299,974	701,335	63,371	216,476
Effect of exchange rate changes on cash and cash equivalents	–	(8,998)	7,210	2,177
Effect of change in foreign company reporting lag on cash and cash equivalents	–	(5,545)	6,695	–
Net increase (decrease) in cash and cash equivalents	(95,899)	294,769	17,894	26,215
Cash and cash equivalents at beginning of period	338,878	44,109	26,215	–
Cash and cash equivalents at end of period	$ 242,979	$338,878	$ 44,109	$ 26,215

The condensed consolidated financial statements should be read in conjunction with the full financial statements presented in Leap's 2001 Annual Report on Form 10-K or in its Proxy Statement for the 2002 Annual Meeting of the Stockholders.

Stockholder Information

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held at 3:30 p.m., Wednesday, May 15, 2002 at the La Jolla Marriott, 4240 La Jolla Village Drive, La Jolla, California. All stockholders are invited to attend this meeting.

TRANSFER AGENT

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4991

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, San Diego

CORPORATE COUNSEL

Latham & Watkins, San Diego

STOCK INFORMATION

Leap Wireless International, Inc. common stock is listed for trading on the Nasdaq National Market System.
Ticker symbol: LWIN
No cash dividends have been paid on the common stock to date and the Company currently intends to retain any earnings for use in its businesses.

INVESTOR RELATIONS

Jim Seines
Director, Investor Relations

For further information on the Company, to request additional copies of this report, or to receive copies, without charge, of the Leap Wireless International, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, which is filed with the Securities and Exchange Commission, write to:

Investor Relations
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, California 92121
(858) 882-6111 phone
(858) 882-6030 fax

Requests may also be sent via electronic mail (e-mail) to ir@leapwireless.com or by visiting the Investor Relations page on the Company's website at www.leapwireless.com.

The Company's public reports, including financial statements, are available on the Securities and Exchange Commission's EDGAR system.

ONLINE ANNUAL REPORT

We invite you to visit www.leapwireless.com/2001ar to view our online interactive annual report.

This document contains forward-looking statements:

Except for the historical information contained herein, this Annual Report contains "forward-looking statements" reflecting management's current forecast of certain aspects of Leap's future. Some forward-looking statements can be identified by forward-looking words such as "believe," "think," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions. This Annual Report is based on current information, which we have assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. Our actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our business. Factors that could cause actual results to differ include, but are not limited to: changes in the economic conditions of the various markets our subsidiaries serve which could adversely affect the market for wireless services; our ability to access capital markets; a failure to meet the operational, financial or other covenants contained in our credit facilities; a deterioration in our relationships with our equipment vendors and related lenders, including our failure to obtain amendments to the credit facilities which we may request from time to time; failure of network systems to perform according to expectations; the effect of competition; the acceptance of our product offering by our target customers; our ability to retain customers; our ability to maintain our cost, market penetration and pricing structure in the face of competition; technological challenges in developing wireless information services and customer acceptance of such services if developed; our ability to integrate the businesses and technologies we acquire; rulings by courts or the Federal Communications Commission (FCC) adversely affecting our rights to own and/or operate certain wireless licenses or impacting our rights and obligations to acquire the licenses on which we were the winning bidder in the FCC's broadband PCS auction completed in January 2001 (Auction 35); the impacts on the global and domestic economies and the financial markets of recent terrorist activities, the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility; and other factors detailed in the section entitled "Risk Factors" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and in our other SEC filings filed subsequent to this report. The forward-looking statements should be considered in the context of these risk factors. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements, contained herein to reflect new information, future events or developments. In addition, EBITDA is a financial measure used in the financial community and ARPU, CCU, CPGA and churn are metrics used in the wireless telecommunications industry. None of these terms are measures of financial performance under generally accepted accounting principles in the United States.

Designed and Produced by Mentus, San Diego, California.





LEAP™

Leap Wireless International, Inc. 10307 Pacific Center Court San Diego, California 92121 Telephone 858 882 6000 Fax 858 882 6010 www.leapwireless.com